July 24, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Barbara C. Jacobs

 Luna Bloom

Re:	TripAdvisor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 11, 2014

File No. 001-35362

Ladies and Gentlemen:

This letter is being furnished on behalf of TripAdvisor, Inc. (the “Company”) in response to comments contained in the letter dated June 25, 2014 (the “Letter”) from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Julie M.B. Bradley, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2013 (File No. 001-35362) that was filed with the Commission on February 11, 2014 (the “Form 10-K”).

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to the Form 10-K. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in the Form 10-K filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing, it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States and it has authorized this firm to respond to the Letter as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 45

1.	We note our prior comment 3 and your related response. Please confirm that the Master Advertising Agreement entered into with each of Expedia and Priceline is the only agreement governing your relationships with those customers. Further, please ensure that future disclosures describe not only the material terms of this form agreement, but also how this agreement functions with respect to your relationships with Expedia and Priceline, to the extent that these relationships remain material. This discussion should specifically identify any material differences in your agreements with these material customers from the form agreement, and note the termination dates of the agreements entered into with such customers.

RESPONSE:	The Company respectfully advises the Staff that the TripAdvisor Media Group Master Advertising Insertion Form is the primary arrangement that the Company has entered into with respect to Expedia and the only arrangement entered into with Priceline and accounted for approximately 99.89% and 100%, respectively, of the total revenue received from each party during the last fiscal year. The Company has also entered into a Master Content Licensing Agreement with Expedia (the “Content Agreement”), and is not party to any other contractual arrangements with Priceline. The Content Agreement relates to the licensing of TripAdvisor ratings, reviews and information for hotels, restaurants and attractions on the Expedia website and accounts for less than 1% of the Company’s revenue.

Item 601 of Regulation S-K provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” Because the Company views the Content Agreement as being in the ordinary course of its business, it would have to fall into one of the categories set forth in Item 601(b)(10)(ii) of Regulation S-K in order to be required to be filed. The Company respectfully submits that this agreement does not fall into any of the categories described in Item 601(b)(10)(ii)(A), (C) or (D). Furthermore, the Company’s business is not substantially dependent on this agreement, so it is not required to be filed under Item 601(b)(10)(ii)(B).

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

In addition, the Company confirms to the Staff that in future Form 10-K filings, the Company intends to provide an additional description of the terms of the Master Advertising Insertion Form, which was filed as Exhibit 10.21 to the Form 10-K, including all of the additional disclosures requested by the Staff in its comment. The Company also notes that the Company has reviewed the executed customer agreements and confirmed that currently there are no material differences between the executed versions and the “form of” the agreement, which is consistent with Instruction 1 to Item 601(a) of Regulation S-K. In the event that the Company enters into a Master Advertising Insertion Form with a material customer that contains material differences from the form, the Company will file that agreement and identify the material differences in its disclosures.

2.	We note from your responses that your form advertising agreement does not contain pricing terms, but that rather “pricing is determined pursuant to the OTA bidding process.” Please enhance your disclosure in future filings to describe the mechanics of this bidding process. Please tell us in your response, with a view towards expanding future disclosures, how terms related to pricing and payment mechanics with your customers are memorialized.

RESPONSE:

In response to the Staff’s comment, the Company intends to enhance its disclosure in future Form 10-K filings to describe the mechanics of the bidding process. Our hotel provider customers, including online travel agencies (“OTAs”), large hotel chains and hoteliers with a Business Listings account, are able to use our proprietary system to submit Cost-Per-Click (“CPC”) bids to have their rates and availability listed on our site. When the customer submits a CPC bid they agree to pay the amount of that bid each time a user subsequently clicks on the URL link to the customer’s website. Bids are submitted periodically – sometimes as often as daily or weekly – on a property-by-property basis and the size of the bid relative to other bids received determines the customer’s placement in all meta placements on our site with one or more offer shown, including hotel comparison search results and the property detail page, in each case on both mobile and desktop platforms. The system is automated and the size of the customer’s bid is the only factor impacting the customer’s placement on that page, except that individual customers may be sorted lower in the event that they have not provided price information or if they cease to have availability for the property. Our customers are able to set spending limits or caps in the event that the number of clicks received in a particular period

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

exceeds the amount that customer wishes to spend, at which point the customer’s link will be removed from the search results. Clicks are recorded by the Company and subsequently invoiced to the customer monthly. These and other terms related to pricing and payment mechanics are set forth in the Company’s Master Advertising Insertion Order, which was filed as Exhibit 10.21 to the Form 10-K.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed April 30, 2014)

Compensation Discussion and Analysis, page 21

3.	Item 402(a)(3) of Regulation S-K requires that the company disclose executive compensation for its principal executive officer, principal financial officer and “three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving at the end of the last completed fiscal year.” Please advise why the company provides executive compensation disclosure for only three named executive officers.

RESPONSE:	Based on the standards for determining “executive officers” set forth in Exchange Act Rule 3b-7, the Company has determined that, as of December 31, 2013, Mr. Stephen Kaufer, its principal executive officer, Ms. Julie M.B. Bradley, its principal financial officer, and Mr. Seth J. Kalvert, its principal legal officer, were the only “executive officers” of the Company, and, therefore, has provided executive compensation disclosure for three named executive officers, rather than five, in its 2014 Proxy Statement.

Under Exchange Act Rule 3b-7, an “executive officer” means a company’s “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the registrant.” Mr. Kaufer is in direct control of all aspects of the Company’s business operations in his role as the President and Chief Executive Officer, except for certain specialized areas such as finance and legal functions. The other employees in the Company’s principal business units, divisions or functions, except finance and legal functions, do not have the authority to formulate policy or make major decisions on behalf of the Company; these other employees are tasked with implementing the policies and decisions made by Mr. Kaufer. Ms. Bradley, as the Company’s SVP,

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

Chief Financial Officer, Chief Accounting Officer and Treasurer, is in charge of the Company’s finance function and is the Company’s principal financial officer and principal accounting officer. Mr. Kalvert, as the Company’s SVP, General Counsel and Secretary, is in charge of the Company’s legal function. Consistent with this management structure, the Company’s Board of Directors has determined that, as of December 31, 2013, the only “executive officers” of the Company, as defined in Exchange Act Rule 3b-7, are Mr. Kaufer, Ms. Bradley and Mr. Kalvert.

The Company evaluates, on an annual basis, the roles and responsibilities of its various officers and key employees in connection with the preparation of its periodic reports. In the event the Company determines that any additional persons meet the standards of an “executive officer,” particularly as the Company grows through new product introductions and through acquisitions, the Company will provide appropriate disclosures, including the disclosure required under Item 402 of Regulation S-K, in all of its future filings with the Commission.

4.	Your discussion of each element of compensation, including base salary, annual cash bonus awards, and equity awards, does not indicate how you determined the awards for your named executive officers on an individualized basis. For example, you mention certain of the factors management takes into consideration in determining whether to recommend a cash bonus or equity awards, but do not discuss on an individualized basis, how these factors affected the determination in awarding a cash bonus and equity award for each named executive officer. Tell us in your response letter, and with a view towards expanded disclosure in future filings, the elements of company or individual performance, both quantitative and qualitative, as well as any specific contributions the Section 16 Committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions for each executive officer, discussed on an individualized basis.

RESPONSE:	Please see below for the manner in which the Company’s compensation committee (the “Committee”) determined the specified amount of each element of compensation, including base salary, annual cash bonus awards, and equity awards, for our named executive officers on an individualized basis. As previously disclosed in our proxy statement filed with the SEC on April 30, 2014 (the “Proxy Statement”), during fiscal year 2014, the Committee engaged Compensia, Inc. to assist in an evaluation of the Company’s peer group, to provide competitive compensation market data for certain executive officers positions using peer group data and to advise on matters related to our long-term incentive program structure.

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

Stephen Kaufer: The Committee made no changes to Mr. Kaufer’s base salary of $500,000 in 2013 because it wanted to keep Mr. Kaufer’s fixed compensation at a relatively low percentage of his total compensation. Mr. Kaufer’s variable compensation for fiscal year 2013 was established based on the Company’s financial performance and growth and other non-financial performance metrics, including significant increases in hotel shoppers, unique monthly visitors and other key metrics, the transition to metasearch functionality undertaken by the Company during 2013, and the acquisition of six companies during fiscal 2013. Based on the achievement of these performance goals, acknowledgement by the Committee that the transition to metasearch functionality did not happen as quickly and seamlessly as planned, consideration by the Committee of the factors listed in the Proxy Statement, and the Committee’s review of the third party compensation survey prepared by Compensia, the Committee determined that a cash bonus payment of $450,000 (or 90% of target) was appropriate. In addition, the Committee concluded that it was important for the Company to provide Mr. Kaufer with sufficient incentive to remain with the Company for the long term. After consultation with its compensation consultant and a thorough analysis of peer group CEO compensation data, the Committee concluded that the best retention tool was a sizable option grant with an extended vesting period and targeted the value of such option grant at approximately the median level of peer group long-term equity incentive compensation. Accordingly, in August 2013, the Committee approved a grant to Mr. Kaufer of an option to purchase 1,100,000 shares of common stock. This option vests in equal installments on the fourth and fifth anniversary of the date of grant so Mr. Kaufer will not be able to benefit from this grant unless he remains with the Company during that period. Additionally, in consideration of the option grant, Mr. Kaufer agreed to certain restrictive covenants which benefit the Company.

Julie M.B. Bradley: The Committee targeted Ms. Bradley’s total compensation at approximately the median level of peer group compensation. Accordingly, the Committee raised Ms. Bradley’s 2013 base salary from $302,500 to $365,000. Ms. Bradley’s variable compensation for fiscal year 2013 was established based on her individual performance achievements, including the implementation of several corporate initiatives, improvements in the Company’s finance and accounting function, her management of several key human resources initiatives including the successful recruiting and onboarding of approximately 700 full-time hires, the integration of six acquisitions, and execution of the lease for the Company’s new corporate headquarters. Based on these individual performance achievements, the Committee’s assessment of these achievements, consideration by the Committee of the factors listed in the Proxy Statement, consideration of the

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

third party compensation survey prepared by Compensia and consideration of the recommendation of Mr. Kaufer, the Committee approved a cash bonus payment of $216,810 (or 90% of target), and the grant of an option to purchase 83,101 shares of common stock to Ms. Bradley, subject to the vesting terms and other conditions set forth in the Proxy Statement.

Seth J. Kalvert: The Committee also targeted Mr. Kalvert’s total compensation at approximately the median level of peer group compensation. Accordingly, the Committee raised Mr. Kalvert’s 2013 base salary from $330,000 to $350,000 to reflect that foregoing consideration and also so that the base salary was more commensurate with Mr. Kalvert’s increased responsibilities with the growth in the legal department of the Company. Mr. Kalvert’s variable compensation for fiscal year 2013 was established based on his management of various government affairs, litigation and compliance initiatives, the negotiation and completion of numerous acquisitions, corporate leases, and key commercial and partnership agreements, and the coordination of critical governance matters during the period. Based on these individual performance achievements, the Committee’s assessment of these achievements, consideration by the Committee of the factors listed in the Proxy Statement, consideration of the third party compensation survey prepared by Compensia and consideration of the recommendation of Mr. Kaufer, the Committee approved a cash bonus payment of $166,250 (or 95% of target), and the grant of an option to purchase 50,473 shares of common stock to Mr. Kalvert, subject to the vesting terms and other conditions set forth in the Proxy Statement.

Although each of the listed elements described above was important to the Committee’s determinations for each named executive officer, the Committee did not assign a specific weight to any element and did not measure individual performance against an objective standard in the evaluation of an executive officer’s base salary, and none of the compensation increases or adjustments could be described as formulaic. Rather, as the disclosure indicates, the Committee uses its subjective judgment and draws on the recommendations of the Company’s President and Chief Executive Officer.

The Company will, in future filings, provide expanded disclosure relative to how it arrived at and why it paid each particular level of compensation to its named executive officers.

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

Annual Cash Bonuses, page 23

5.	You state that annual cash bonuses to your named executive officers are subject to achievement of performance goals related to either stock price performance or revenue, but that management also takes into consideration a number of factors in recommending bonuses, “including, but not limited to,” the factors enumerated on page 24. Tell us what other factors are considered in recommending annual bonuses. Further, although you have identified certain performance objectives used to determine achievement of any business unit performance, your disclosure should address performance objectives on an individualized basis. Tell us what impact non-achievement of these individual or business unit performance goals would impact availability of the bonus awards.

RESPONSE:	The Company respectfully directs the Staff’s attention to the Company’s response to Comment #4, which provides additional information on an individualized basis as requested. The Company also agrees that in future filings it will disclose the potential impact of non-achievement of performance goals on the availability of the cash bonus awards.

Equity Awards, page 25

6.	Please tell us what factors in addition to those listed at the bottom of page 25 were considered by the Compensation Committee and management in establishing the equity grant pool and recommending individual equity awards.

RESPONSE:	The Company respectfully directs the Staff’s attention to the Company’s response to Comment #4, which provides additional information on an individualized basis as requested. In determining the size of the equity incentive pool for 2013, the Committee took into account various factors, including the anticipated hiring and retention needs of the Company, the number of shares that remain available in the Company’s stock plan, the need to manage the burn rate, peer group data and the impact of equity grants on the Company’s financial statements.

If you require additional information, please telephone the undersigned at (617) 570-1021.

United States Securities and Exchange Commission

Division of Corporation Finance

July 24, 2014

Sincerely,

/s/ Michael J. Minahan, Esq.
Michael J. Minahan, Esq.

cc:	Julie M.B. Bradley, Chief Financial Officer, TripAdvisor, Inc.

Seth Kalvert, SVP and General Counsel, TripAdvisor, Inc.

Linda C. Frazier, Vice President and Associate General Counsel, TripAdvisor, Inc.